Exhibit (a)(10)

Paul J . Diaz
Dedicated to Hope, Healing and Recovery	Chief Executive Officer

July 21, 2014

Mr. Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Mr. Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

I am writing following the recent discussions among our respective financial advisors in response to the press release issued by Gentiva on July 17, 2014, which stated that an unnamed party has submitted a proposal to acquire the company for $17.25 per share in cash, subject to financing, due diligence, internal approvals and other conditions.

As you know, for the last several months we have sought to engage with Gentiva in order to negotiate mutually acceptable transaction terms for Kindred to acquire 100% of the outstanding shares of Gentiva.

We have indicated our willingness to structure a transaction so that Gentiva shareholders can receive all cash or a mix of cash and stock, which would allow them to participate in the combined company’s substantial upside potential.

Additionally, we have been clear that we are willing to consider further increasing our offer if you engage in good faith and permit us to conduct due diligence. Specifically, we confirm that Kindred would be prepared to enter into a negotiated agreement to acquire all of the outstanding shares of Gentiva for $17.25 per share, provided that we are permitted to conduct diligence to confirm such additional value is warranted.

As requested by your financial advisors, we also confirm that Kindred is willing to enter into appropriate confidentiality and standstill agreements, in order to facilitate discussions to combine our two companies.

680 South Fourth Street  —  Louisville, Kentucky 40202

502.596.7703  —  502.596.4848 fax  —  800.648.6057 TDD/TTY

Paul.Diaz@kindredhealthcare.com

Mr. Rodney Windley

Mr. Tony Strange

July 21, 2014

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

We look forward to combining our two businesses and pursuing what we think is an incredibly compelling opportunity for our collective shareholder groups, patients and employees.

Please feel free to contact me with any questions.

Yours truly,

/s/ Paul J. Diaz
Paul J. Diaz

pab

cc:	Phyllis Yale, Chairman of the Board